

January 7, 2021

Matthew DiLiberto
Chief Financial Officer
SL Green Realty Corp. and SL Green Operating Partnership, L.P.
420 Lexington Avenue
New York, NY 10170

Re: SL Green Realty Corp.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 001-13199
--
SL Green Operating Partnership, L.P.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 28, 2020
File No. 333-167793-02

Dear Mr. DiLiberto:

We have reviewed your December 14, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 8, 2020 letter.

<u>Form 10-K for the Fiscal Year Ended December 31, 2019</u>

<u>Notes to Consolidated Financial Statements</u>
<u>Note 5. Debt and Preferred Equity Investments, page 93</u>

1.   We note your response to prior comment 2. Please revise your disclosures to include disclosure of the recorded investment in financing receivables by credit quality as required by ASC 310-10-50-29(b) or further explain to us why this disclosure requirement is not applicable.

     You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Robert Telewicz, Accounting Branch Chief at (202) 551-3438 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction